Exhibit 99.8

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 44 (0) 20 77 19 79 21

TOTAL S.A.

Share Capital €6 035 891 002.50

Registered in Nanterre

RCS 542 051 180

total.com

Canada: Total sells a 10% interest in Fort Hills to Suncor

Paris, September 21, 2015 – Total has signed an agreement to sell a 10% interest in the Fort Hills oil sands mining project to the operating partner Suncor Energy. The total aggregate consideration at the time of the announcement is C$ 310 million (around US$ 230 million). The transaction is subject to regulatory approval.

“As a result of a full comparative analysis of its global asset portfolio in the context of lower oil prices, Total has decided to reduce its exposure to Canadian oil sands projects. Following the suspension of the Joslyn project at the beginning of 2015, the sale of this minority interest will reduce our Capex outlay in the Fort Hills project by over C$ 700 million (about US$ 530 million) from now until end-2017, and help us deliver on our global Capex reduction target”, said Arnaud Breuillac, President Exploration & Production.

Upon closing, expected in the fourth quarter of 2015, Total will hold a 29.2% interest in the Fort Hills project, alongside Suncor Energy (50.8%, operator) and Teck Resources (20%). The sale also includes the transfer of a 10% interest in associated logistics in Alberta.

Located in Alberta, Canada, some 90 kilometers north of Fort McMurray, Fort Hills has a planned capacity of 180,000 barrels per day. Construction activities are approximately 40% complete. The operator’s target is to start up the project by end-2017.

Total Exploration & Production in Canada

Total has been present in Canada’s upstream since 1999.

In addition to Fort Hills, the Group holds a 50% interest in the Surmont project. Surmont Phase 2 started-up in September 2015. Gross capacity for Surmont 1 and 2 is expected to reach 150,000 barrels of oil per day. Total’s 2014 equity production in Canada was 12,000 barrels of oil per day, all from Surmont 1.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 44 (0) 20 77 19 79 21

TOTAL S.A.

Share Capital €6 035 891 002.50

Registered in Nanterre

RCS 542 051 180

total.com

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.